Exhibit 99.1

Actions Semiconductor Reports Fourth Quarter and Full Year 2015 Results

ZHUHAI, China, March 31, 2016 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the fourth quarter and full year ended December 31, 2015.

Commenting on the fourth quarter results, Dr. Zhenyu Zhou, CEO of Actions Semiconductor said, “Revenue in the fourth quarter came in at the high end of expectations, primarily due to strong shipments of our latest solutions for Bluetooth-enabled devices and HD video boomboxes. In our application processor business, sluggish global demand for consumer electronics adversely impacted shipments of our tablet and OTT set-top box solutions. Smart product SoCs, including our open source SoCs and reference design platforms, still account for a small portion of our shipments but are contributing favorably to gross margin.

“Reflecting on our performance in 2015, we entered the year with a strategy to increase revenue, improve gross margin and reduce expenses. Although market conditions and competition in the tablet and OTT set-top box markets prohibited us from achieving revenue growth in 2015, we were successful in establishing a meaningful position in the Bluetooth audio and music market and introducing a number of new products targeting profitable and growing end markets. We also achieved a solid improvement in gross margin and reduced R&D expenses without sacrificing our ability to compete effectively.

“This year has gotten off to a turbulent start, with the weakening global economy and slower growth in China contributing to what is expected to be the largest slump in the technology sector since the global recession. However, we still see opportunities for growth, particularly in the Bluetooth and OTT set-top box markets, and we will strive to increase revenue in the year ahead. We also expect R&D expenditures in 2016 to be below 2015 levels,” Dr. Zhou concluded.

Fourth Quarter 2015 Results

All financial results are reported on a U.S. GAAP basis.

Revenue for the fourth quarter of 2015 was $11.9 million, as compared to revenue of $13.0 million for the third quarter of 2015, and $13.9 million for the fourth quarter of 2014.

Actions Semiconductor reported gross profit in the fourth quarter of $1.3 million, as compared with $3.5 million in the third quarter of 2015 and a gross loss of $2.7 million in the fourth quarter of 2014. Gross margin was 11.1% for the fourth quarter of 2015, compared to gross margin of 26.6% for the third quarter of 2015, and negative 19.2% for the fourth quarter of 2014. The quarter-over-quarter decrease in gross margin was primarily the result of a write-down of certain slower moving inventory which reduced gross margin by about 9%. In the year ago period the Company recorded a significant inventory write-down that reduced gross margin by nearly 30%.

Operating expenses in the fourth quarter of 2015 were $9.1 million, as compared to $16.4 million in the third quarter of 2015 and $10.9 million in the fourth quarter of 2014.

Research and development expenses were $6.4 million for the fourth quarter, as compared to $8.3 million in the third quarter of 2015 and $7.1 million in the fourth quarter of 2014. The quarter-over-quarter and year-over-year decreases were mainly due to higher mask expenses in each of the comparable periods.

General and administrative expenses were $2.3 million in the fourth quarter, as compared to $3.1 million in the third quarter of 2015 and $2.7 million in the fourth quarter of 2014. The Company recorded $0.6 million in expenses related to its Dutch auction tender offer in the third quarter of 2015.

Selling and marketing expenses were $0.5 million for the fourth quarter, as compared to $0.5 million in the third quarter of 2015 and $0.6 million in the fourth quarter of 2014.

Impairment of intangible assets was nil for the fourth quarter, as compared to $4.5 million in the third quarter of 2015 and $0.5 million in the fourth quarter of 2014.

Operating loss for the fourth quarter of 2015 was $6.5 million, as compared to the operating loss of $12.0 million in the third quarter of 2015 and the operating loss of $13.3 million in the fourth quarter of 2014.

Other expense for the fourth quarter of 2015 was $1.3 million, due to an unrealized, non-cash foreign exchange loss associated with the depreciation of the Chinese RMB against the U.S. dollar, compared to other expense of $1.8 million in the third quarter of 2015 and other expense of $1.1 million in the fourth quarter of 2014.

Interest income for the fourth quarter of 2015 was $1.1 million, down from $1.3 million in the third quarter of 2015 and down from $1.7 million in the fourth quarter of 2014. The year-over-year and quarter-over-quarter decreases were due to lower cash and interest bearing securities following Dutch auction tender offers in September 2015 and 2014.

Income tax credit was $0.2 million for the fourth quarter of 2015, compared to income tax expense of $0.1 million in the third quarter of 2015 and an income tax credit of $0.3 million in the fourth quarter of 2014.

Net loss attributable to Actions Semiconductor's shareholders for the fourth quarter of 2015 was $7.2 million or $0.162 per basic and diluted American Depositary Share ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $12.6 million or $0.217 per basic and diluted ADS, for the third quarter of 2015, and net loss attributable to Actions Semiconductor’s shareholders of $12.2 million or $0.206 per basic and diluted ADS, for the fourth quarter of 2014.

Full Year 2015 Results

Revenue for 2015 was $49.1 million, as compared to revenue of $50.3 million for 2014.

Gross profit for 2015 was $10.8 million, as compared with $4.1 million in 2014. Gross margin was 21.9% for 2015, compared to gross margin of 8.1% for 2014. The year-over-year increase in gross margin was primarily the result of significant write-downs of inventory in 2014 that reduced gross margin by approximately 12%.

Operating expenses in 2015 were $45.1 million, as compared to $44.4 million in 2014.

Research and development expenses were $28.8 million for 2015, as compared to $31.1 million in 2014. The year-over-year decrease was mainly due to higher mask expenses in 2014. The Company expects full year R&D expenses in 2016 to be below 2015 levels.

General and administrative expenses were $9.6 million in 2015, as compared to $10.3 million in 2014. The Company recorded expenses related to its Dutch auction tender offer in the third quarters of 2015 and 2014 of $0.6 million and $0.5 million, respectively.

Selling and marketing expenses were $2.2 million for 2015, as compared to $2.2 million in 2014.

Impairment of intangible assets for 2015 was $4.5 million, as compared to $0.8 million for 2014. In the third quarter of 2015, the Company recorded an impairment of certain intangible assets based on management’s best estimates of the market conditions for tablets and OTT set-top boxes over the remaining useful life of these assets.

Operating loss for 2015 was $30.5 million, as compared to the operating loss of $39.5 million in 2014.

Other expense for 2015 was $3.0 million, as compared to other expense of $2.7 million in 2014.

Interest income for 2015 was $5.7 million, down from $9.6 million in 2014. The year-over-year decrease was due to lower cash and interest bearing securities following Dutch auction tender offers in September 2015 and 2014.

Income tax credit was $0.2 million for 2015, compared to income tax credit of $1.8 million in 2014.

Net loss attributable to Actions Semiconductor's shareholders for 2015 was $28.4 million or $0.518 per basic and diluted ADS. This compares to net loss attributable to Actions Semiconductor's shareholders of $30.4 million, or $0.461 per basic and diluted ADS, for 2014.

Financial Condition

The Company ended the fourth quarter of 2015 with $142.5 million in cash and cash equivalents, together with time deposits, trading securities, marketable securities and restricted deposits. Total current assets were approximately $140.8 million, and the Company had working capital of approximately $48.2 million and $81.0 million in short-term bank loans, and total shareholder’s equity was $155.7 million as of December 31, 2015.

Since the share repurchase program commenced in 2007, the Company has invested approximately $113.4 million in repurchasing its ADSs and ordinary shares, including $57.2 million representing the equivalent of 24.0 million ADSs repurchased through Dutch auction tender offers in September 2015 and 2014. As of December 31, 2015, the equivalent of approximately 49.0 million ADSs were repurchased. As of December 31, 2015, total number of outstanding ordinary shares (including ordinary shares represented by ADSs) was 265,824,928.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the Company expects revenue in the first quarter of 2016 to be in the range of $11.5 to $12.0 million. Traditionally the first quarter of the year is the seasonally slowest quarter due to the Chinese New Year holiday, which causes a slowdown in production by consumer electronics manufacturers in China for approximately three to four weeks. However, in the first quarter of 2016 the Company expects revenue to be above year ago levels as a result of strong demand for its latest solutions for Bluetooth-enabled devices and a slight increase in shipments of its application processor SoCs. For the full year, the Company expects challenging conditions in the worldwide semiconductor industry to limit its ability to increase revenue.

Conference Call Details

Actions Semiconductor's management will conduct an earnings conference call offering prepared remarks on the fourth quarter and full year 2015, new products, business outlook and other matters. Although the management will not be conducting a question and answer session during the call, the Company continues to welcome written questions and comments from its shareholders.

The teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Daylight Time, on Thursday, March 31, 2016. To participate in the live call, analysts and investors should dial 1-866-598-9332 (within U.S.) or 1-480-293-0664 (outside U.S.) at least ten minutes prior to the call. The conference ID number is 2066341. Actions Semiconductor will also offer a webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at www.actions-semi.com. An audio replay of the call will be available to investors through April 10, 2016 by dialing 1-888-203-1112 (within U.S.) or 1-719-457-0820 (outside U.S.) and entering access code 2066341.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for the worldwide semiconductor market, the future prospects for the Company’s Bluetooth single chip 4.2 solutions, ability to be successful in the OTT set-top box market, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from its new products and Actions Semiconductor's future expectations with respect to revenue. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

	At December 31,	At September 30,	At December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	36,262	46,564	78,177
Time deposit	154	-	5
Restricted deposits	65,255	70,482	51,590
Marketable securities	13,519	13,635	38,384
Trading securities	68	68	70
Accounts receivable, net of allowance for doubtful accounts of $nil, $40, and $558 as of December 31, 2015, September 30, 2015, and December 31, 2014, respectively	4,826	4,675	2,832
Amount due from a related party	1,226	1,516	1,650
Notes receivable	-	-	161
Amount due from an equity method investee	17	39	41
Inventories, net of inventory written-down of $6,218, $5,300, and $7,718 as of December 31, 2015, September 30, 2015, and December 31, 2014, respectively	12,076	16,691	13,970
Prepaid expenses and other current assets	6,448	9,091	4,511
Income tax recoverable	-	-	186
Deferred tax assets	938	945	1,179
Total current assets	140,789	163,706	192,756

Investments in equity method investees	26,962	27,404	27,352
Other investments	15,474	15,489	15,627
Restricted deposits	27,221	16,600	-
Rental deposits	56	57	54
Property, plant and equipment, net	27,984	28,820	30,327
Land use right	1,417	1,452	1,514
Acquired intangible assets, net	9,055	9,001	16,459
Deposit paid for acquisition of intangible assets	-	218	538
Deferred tax assets	193	6	53
TOTAL ASSETS	249,151	262,753	284,680

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	4,243	9,279	5,790
Amount due to a related party	298	225	259
Accrued expenses and other current liabilities	5,040	4,316	8,349
Short-term bank loans	81,000	81,000	45,000
Other liabilities	1,771	1,063	1,929
Income tax payable	49	49	49
Deferred tax liabilities	155	134	160
Total current liabilities	92,556	96,066	61,536

Other liabilities	-	912	-
Payable for acquisition of intangible assets	197	155	155
Deferred tax liabilities	715	767	919
Total liabilities	93,468	97,900	62,610

Equity:
Ordinary shares	1	1	1
Additional paid-in capital	63,426	63,285	63,046
Treasury Stock	(103,736)	(103,714)	(70,479)
Accumulated other comprehensive income	31,863	33,965	36,937
Retained earnings	164,163	171,349	192,598
Total Actions Semiconductor Co., Ltd. shareholders' equity	155,717	164,886	222,103
Non-controlling interest	(34)	(33)	(33)
Total equity	155,683	164,853	222,070
TOTAL LIABILITIES AND EQUITY	249,151	262,753	284,680

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues:
System-on-a-chip products	11,938	13,826	49,049	50,143
Semiconductor product testing services	5	36	91	117
	11,943	13,862	49,140	50,260
Cost of revenues:
System-on-a-chip products	(10,614)	(16,505)	(38,333)	(46,148)
Semiconductor product testing services	(2)	(18)	(39)	(46)
	(10,616)	(16,523)	(38,372)	(46,194)
Gross profit (loss)	1,327	(2,661)	10,768	4,066
Other operating income	1,261	231	3,797	890
Operating expenses:
Research and development	(6,357)	(7,066)	(28,804)	(31,124)
General and administrative	(2,266)	(2,661)	(9,597)	(10,330)
Selling and marketing	(495)	(601)	(2,217)	(2,175)
Impairment on intangible assets	-	(535)	(4,467)	(820)
Total operating expenses	(9,118)	(10,863)	(45,085)	(44,449)
Loss from operations	(6,530)	(13,293)	(30,520)	(39,493)
Other (expense) income	(1,289)	(1,085)	(2,989)	(2,736)
Dividend income from an other investment	-	-	488	423
Other-than-temporary impairment loss on investments	-	-	(117)	-
Interest income	1,121	1,699	5,714	9,611
Interest expense	(324)	(147)	(850)	(530)
Loss before income taxes, equity in net (loss) income of equity method investees and non-controlling interest	(7,022)	(12,826)	(28,274)	(32,725)
Income tax credit (expense)	224	337	156	1,796
Equity in net (loss) income of equity method investees	(388)	332	(317)	566
Net loss	(7,186)	(12,157)	(28,435)	(30,363)
Less: Net loss attributable to non-controlling interest	1	1	1	2
Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders	(7,185)	(12,156)	(28,434)	(30,361)

Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders
Basic (per share)	(0.027)	(0.034)	(0.086)	(0.077)
Diluted (per share)	(0.027)	(0.034)	(0.086)	(0.077)

Basic (per ADS)	(0.162)	(0.206)	(0.518)	(0.461)
Diluted (per ADS)	(0.162)	(0.206)	(0.518)	(0.461)

Weighted-average shares used in computation:
Basic	265,887,058	353,508,683	329,190,733	395,380,921
Diluted	265,887,058	353,508,683	329,190,733	395,380,921

Weighted-average ADS used in computation :
Basic	44,314,510	58,918,114	54,865,122	65,896,820
Diluted	44,314,510	58,918,114	54,865,122	65,896,820

Note: Share-based compensation recorded in each
expense classification above is as follows:
Research and development	115	-	308	10
General and administrative	16	-	27	5
Selling and marketing	10	1	31	1
Cost of revenues	2	28	16	28

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(audited)
Operating activities:
Net loss	(7,186)	(28,435)	(30,363)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property, plant and equipment	454	1,904	1,949
Amortization of land use right	8	36	36
Amortization of acquired intangible assets	760	4,526	4,991
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	-	(1,159)	-
Loss (Gain) on disposal of property, plant and equipment	2	4	(1)
Loss on disposal of intangible assets	-	-	420
Share of net loss (income) of equity method investees	388	317	(564)
Share-based compensation	143	382	45
Deferred tax	(228)	(147)	(3,576)
Impairment loss recognised in respect of other investments	-	117	-
Impairment loss recognised in respect of intangible assets	-	4,467	820
Changes in operating assets and liabilities:
Accounts receivable	(171)	(2,030)	2,907
Amount due from a related party	290	424	(349)
Inventories	4,367	1,329	5,904
Amount due from an equity method investee	22	24	(3)
Prepaid expenses and other current assets	2,203	(3,080)	(750)
Accounts payable	(4,894)	(1,258)	(173)
Amount due to a related party	73	139	259
Accrued expenses and other current liabilities	943	(480)	(415)
Income tax recoverable	-	186	(122)
Income tax payable	-	-	1
Rental deposit (paid) received	-	(4)	5
Note Receivables	-	161	(161)

Net cash used in operating activities	(2,826)	(22,577)	(19,140)

Investing activities:
Investment in an equity method investee	-	-	(9,016)
Proceeds from redemption of marketable securities	1,169	35,438	159,296
Purchase of marketable securities	(573)	(10,151)	(54,290)
Proceeds from disposal of property, plant and equipment	-	16	20
Purchase of property, plant and equipment	(127)	(762)	(1,156)
Purchase of intangible assets	(461)	(3,589)	(8,044)
(Increase) decrease in time deposits	(154)	(184)	318
Deposit paid for acquisition of intangible assets	-	-	(457)
Increase in restricted deposits	(6,536)	(42,700)	(24,974)
Proceeds from disposal of intangible assets	-	-	24

Net cash (used in) provided by investing activities	(6,682)	(21,932)	61,721

Financing activities:
Advance subsidy from local authorities of Zhuhai, the PRC	128	1,357	232
Distribution of government grant to third party	(296)	(296)	-
Proceeds from exercise of share-based awards	1	763	2,542
Repurchase of ordinary shares	(23)	(34,020)	(28,902)
Raise of short-term bank loans	-	36,000	31,500
Repayment of short-term bank loans	-	-	(22,000)
Net cash (used in) provided by financing activities	(190)	3,804	(16,628)

Net (decrease) increase in cash and cash equivalents	(9,698)	(40,705)	25,953

Cash and cash equivalents at the beginning of the period	46,564	78,177	53,263

Effect of exchange rate changes on cash	(604)	(1,210)	(1,039)
Cash and cash equivalents at the end of the period	36,262	36,262	78,177

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